Suite 409 – 221 W. Esplanade North Vancouver, BC V7M 3J3 Canada Telephone: (604) 973-0579 Facsimile: (604) 973-0280 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604-973-0580
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	16054-001

June 15, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Dear Sirs:

Re:	Bearing Resources Ltd. Amendment No. 1 Registration Statement on Form F-4 Filed May 25, 2017 File No.: 333-217231

We are the solicitors for the Company. We refer to your letter of May 5, 2017 addressed to the Company with your comments on the Company’s Registration Statement on Form F-4 filed on April 10, 2017. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Company Website

1.	We note your disclosure of a Maricunga resource grade of 1,250 mg/L lithium on page 8 of your May 2017 Corporate Presentation. Additionally we note your resource grade of 50 g/m3 lithium on page 1-8 of your March 20, 2017 43-101 technical report. Please reconcile the two grades and provide us with the conversion in your response.

Response: For the reconciliation, we would take the total volume at the average grade of 50g to derive the contained lithium. However the brine is a subset of the total volume (which is brine and rock), so you can calculate brine volume by taking the total volume multiplied by drainable porosity. Back calculating the total contained lithium over the brine volume yields the grade of 1,250 mg/L. Please see the table below for the relevant information:

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General

2.	We note your response to comment 3. Please revise to address the extent to which you, U.S. holders or other parties must take action after the 4 month period for U.S. holders to be able to trade. Please also advise us of the particular regulation requiring the 4 month period.

Response: The further amended registration statement has been revised to clarify that no additional action must be taken on the part of the shareholders following the expiration of the 4 month hold period. The hold period is governed by the requirements of Canadian National Instrument 45-106 – Exemptions from Prospectus and Registration Requirements, adopted by the Canadian Securities Administrators. In summary, any security issued in reliance on an exemption from prospectus requirements under NI 45-106 is required to have the 4 month hold period attached to it.

3.	We note your response to comment 4; however, we do not see the revised disclosure. Please revise to disclose the information required by Item 6 of Schedule 14A or the information specified in Item 7.A. of Form 20-F.

Response: The revised disclosure has been included in the amended Registration Statement.

4.	We note your response to comment 5. Please revise to disclose the name of the Maricunga project operator based on the joint venture agreement.

Response: The operator is Minera Salar Blanco SpA, and that reference has been included.

Comparative Historical per Share Data, page 33

5.	We note your response to comment 13 and see that you have presented historical and pro forma net loss per share for Li3 for the six months ended December 31, 2016 and for Bearing for the three months ended January 31, 2017 in the last table on page 34. Please address the following points:

•	Revise your table to present historical net loss per share for Li3 for the three month period ended December 31, 2016.

•	Present in comparative columnar form, historical net loss per share for Li3 and Bearing for the most recent fiscal years that are presented in your pro forma consolidated statements of loss at page F-3.

•	Present pro forma consolidated net loss per share for the most recent fiscal year.

Response: The Comparative Historical per Share Data has been updated, as requested.

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6.	We note your response to comment 14 indicates that you have revised your disclosure to include equivalent pro forma per share data of the company being acquired. We do not see where you have provided this information in the last table on page 34 and re-issue prior comment 14. Please refer to Item 3(f) of Form F-4, including the related Instructions to paragraph (e) and (f) in preparing your revised disclosure.

Response: The revised disclosure has been included in the amended Registration Statement.

Risk Factors, page 36

7.	We note your disclosure in several risk factors implying that you have not established any mineral resources on any of your properties. Additionally we note that you have current mineral resources in your March 20, 2017 Maricunga 43-101 technical report. Please revise or advise regarding this inconsistency. In this regard, please see Industry Guide 7, paragraph (b) and (b)(5), Instruction 3.

Response: The risk factors have been revised to clarify that, with the exception of Li3’s SLM Litio 1-6 concessions (which remains subject to a feasibility determination and permitting requirements) Bearing and Li3 have not established the presence of ecnomincally recoverable mineral resources on their respective properties.

8.

We note your revised disclosure in response to comments 16 and 21. Please revise page 52 to identify the “certain shared directors and officers,” and revise here and Background of the Merger to further clarify any conflicts regarding the` consideration and approval of the transaction. For example, it is unclear if Mr. Cussen or any other officers or directors recused themselves when voting on the agreement.

Response: The risk factors and Background of the Merger have been revised to clarify such conflicts and approvals.

Proposal One – The Merger, page 57

Background of the Merger, page 58

9.	We note your response to comment 19 and the statement that “[d]uring this period the material terms did not change.” Please revise to disclose the exchange ratio and how it was determined.

Response: The exchange ratio was determined solely by virtue of the fixed number of Bearing shares issuable in consideration for the merger, and as such is subject to change in the event that the number of Li3 outstanding shares changes prior to closing. The revised disclosure has been included in the amended registration statement.

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Accounting Treatment of the Merger, page 63

10.	We note your response to comment 24 indicates that the amended disclosure clarifies the treatment as an acquisition of assets and liabilities. However, the disclosure on page 63 continues to indicate you will treat the merger as a business combination. Please revise the disclosure on page 63 to describe your accounting treatment of the transaction as an asset acquisition rather than a business combination.

Response: The disclosure at page 63 has been amended accordingly.

The Agreement and Plan of Merger, page 66

Representations and Warranties, page 69

11.	We note your response to comment 27. Please revise to summarize the “certain changes and events since June 30, 2016” referenced in the bullet points on pages 69 and 71.

Response: The amended registration statement includes a summary of the relevant representations and warranties.

Bearing Lithium Corp.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-8

12.	Although adjustment (iv) is included in this footnote, we are unable to identify the related line item in the pro forma financial statements. Please revise as necessary.

Response: The omission of a line item in respect of the stock subject to rescission was intentional; the amount was not included as a liability in the allocation of the cost of the acquisition as reflected in Note 4(i).

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Li3’s Business, page 108

13.	We note your response to comment 34. Additionally we note the disclosure on pages 1- 14 and 13-9 of your March 20, 2017 43-101 technical report stating that test work completed to date indicates conventional solar evaporation methods will be used for brine concentration and that subsequent to 2013 POSCO decided not to pursue further evaluation of the use of their process at Maricunga in favor of other locations. Please add disclosure in this regard to your filing or tell us why this is not necessary.

Response: Please note that the testing of the POSCO chemical lithium extraction process at Maricunga in 2013 was only intended to last for a period of several weeks, long enough to enable POSCO to produce results from the testing. It was therefore not discontinued as such, but was completed as planned. The revised disclosure at page 117 of the amended registration statement clarifies this point.

14.	Please explain in your disclosure why POSCAN is identified as your strategic partner. In this regard, we note that testing of the POSCO chemical lithium extraction process was discontinued at Maricunga in 2013 and there are no agreements with POSCO regarding the use of the process.

Response: POSCO (through its wholly owned subsidiary POSCAN) is Li3’s largest shareholder, currently holding 23.5% of Li3’s shares. POSCO has also collaborated periodically with Li3, as described in Li3/s description of business. As such, POSCO has provided assistance, and significant capital to fund, Li3’s operations, and on that basis, has been identified as a strategic partner of Li3. In addition, there is informal mutual support between Li3 and POSCO to find lithium projects that can be developed together and that could potentially utilize the POSCO technology to extract lithium. However, any strategic partnership is not formalized and is not intended to allow Li3 to use the POSCO technology at this stage. Additional disclosure has been included where appropriate in the amended registration statement to clarify these points.

As noted above, the testing of the POSCO chemical lithium extraction process at Maricunga in 2013 was only intended to last for a period of several weeks, long enough to enable POSCO to produce results from the testing. It was therefore not discontinued as such, but was completed as planned.

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15.	We note your response to comment 36. Please confirm that you will continue to update your registration statement with a brief summary of any new exploration results. In this regard we note the May 29, 2017 news release on your company website regarding pump test results.

Response: Additional disclosure has been provided for in regards to recent exploration activities and results.

16.	We note your response to comment 42 and we partially reissue the comment. Please revise to summarize the material permits for both exploration and exploitation. If unknown, please include a statement to this effect in your filing. In this regard we note that page 20-1 of your March 20, 2017 43-101 technical report provides certain details regarding environmental and project permitting and timeframes.

Response:

Management’s Discussion and Analysis of Li3’s Financial Condition and Results of Operations, page 126

Results of Operations, page 127

17.	We note you have provided expanded disclosure in response to comment 40 to explain that the loss from equity method investments is mainly due to variances in exploration activity on the Maricunga project. Please further expand your disclosure to provide a more robust discussion of the nature of the underlying exploration activities conducted on the project in each period that are causing the variations. Please also expand your discussion related to variations in losses from equity method investments for the nine month and the annual periods.

Response: Expanded disclosure has been provided for in regards to the exploration activities and related costs.

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Bearing Lithium Corp.

Consolidated Financial Statements for the Years Ended October 31, 2016 and 2015

Independent Auditor’s Report, page B-2

18.	We note the revisions to your independent auditor’s report in response to comment 46. However, we note the opinion paragraph still does not refer to IFRS as issued by the IASB. Please obtain a revised independent auditor’s report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB to comply with Instructions to Item 8.A.2 and Item 17(c) of Form 20-F.

Response: A revised auditors report has been included in the amended registration statement.

Li3 Energy Inc.

Unaudited Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2017

Note 4. Investment in Minera Li, page C-10

19.	We note your response to comment 47 indicates that upon dissolution of Minera Li, Li3 intends to account for its 17.67% ownership in the joint venture using the equity method. Please tell us when you expect Minera Li will be dissolved. As Li3 will retain less than a 20% interest, please also provide your analysis that demonstrates how Li3 will maintain the ability to exercise a significant influence over the operating and financial policies of the joint venture. Please refer to ASC 323-10-15-6 through 11.

Response: Li3 has confirmed it will not use the equity method to account for its 17.67% ownership in the joint venture. It will use the cost method, as it will be unable to exercise significant influence over the operating and financial policies of the joint venture (it will hold 17.67% of the shares and 1 of 6 seats on the Board of Directors). It is anticipated that Mineral Li will be dissolved in July of 2017.

Exhibits

20.	Please ensure exhibits, including 10.7 and 10.8, are filed in an appropriate electronic format. See Regulation S-T.

Response: The exhibits have been refiled accordingly.

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In submitting this response, we will ensure that Company provides a written acknowledgement that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald
William L. Macdonald